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\# AB 5/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 24 2011
Washington, DC 110

SEC FILE NUMBER
8-33443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARNES CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8889 Pelican Bay Blvd., Suite 500
(No. and Street)

Naples (City) FL (State) 34108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Cheever (239) 254-2520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

4221 West Boy Scout Blvd., Suite 200 (Address) Tampa (City) FL (State) 33607 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/24

OATH OR AFFIRMATION

I, John F. Cheever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnes Capital Corporation, as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA WEBB DOANE
MY COMMISSION # DD 740110
EXPIRES: December 27, 2011
Bonded Thru Notary Public Underwriters

John F. Cheever
Signature

Controller
Title

Teresa Doane
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carnes Capital Corporation

(An indirect wholly owned subsidiary of Legg Mason, Inc.)

Statement of Financial Condition
March 31, 2011

Carnes Capital Corporation
(An indirect wholly owned subsidiary of Legg Mason, Inc.)
Index
March 31, 2011

Page(s)

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Report of Independent Certified Public Accountants

To the Board of Directors and Stockholder of
Carnes Capital Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Carnes Capital Corporation (the "Company") at March 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 18, 2011

PricewaterhouseCoopers LLP, 4221 West Boy Scout Boulevard, Suite 200, Tampa, FL 33607-5745
T: (813) 229 0221, F: (813) 229 3646, www.pwc.com/us

Carnes Capital Corporation
(An indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2011

Assets	
Cash and cash equivalents	$ 2,602,670
Receivable from clearing broker	272,863
Property and equipment at cost, less accumulated depreciation and amortization of $3,703,374	457,695
Deferred income taxes, net	425,814
Other assets	371,910
Total assets	$ 4,130,952
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliate	$ 485,767
Accrued compensation	110,488
Accounts payable and other accrued expenses	89,184
Total liabilities	685,439
Commitments and contingencies (Note 6)	
Stockholder's Equity	
Common stock, $1 par value; 200,000 shares authorized; 105,600 shares issued and outstanding	105,600
Additional paid-in capital	4,282,726
Accumulated deficit	(942,813)
Total stockholder's equity	3,445,513
Total liabilities and stockholder's equity	$ 4,130,952

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Organization
Carnes Capital Corporation (the "Company"), a wholly owned subsidiary of PCM Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is a broker-dealer registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company provides securities trading and brokerage services to clients of an affiliated entity.

Cash and Cash Equivalents
The Company considers money market instruments with original maturities of 90 days or less to be cash equivalents. Cash equivalents at March 31, 2011 represent money market accounts at an unaffiliated bank and an unaffiliated broker-dealer.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions and interest receivable from the Company's clearing broker. Such amounts are not collateralized and are expected to be fully collectible.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of five to seven years for equipment and seven years for furniture and fixtures. Software is amortized on a straight-line basis using an estimated useful life of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

Fair Value of Financial Instruments
Accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Other than cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

Clearing Arrangements
Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are cleared on a fully disclosed basis through the correspondent clearing broker.

Commissions
Securities transaction revenue and related expenses are recorded on a trade date basis.

Use of Estimates
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

2. Property and Equipment

The balances of property and equipment at March 31, 2011 are:

Leasehold improvements	$ 1,517,381
Office furniture	767,353
Office equipment	868,122
Software	1,008,213
	4,161,069
Less: Accumulated depreciation and amortization	(3,703,374)
	$ 457,695

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2011, the Company had net capital of $2,126,175 which was $2,026,175 in excess of required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 32% which does not exceed the maximum allowable percentage of 1,500%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

4. Income Taxes

The Company has elected to be included in the consolidated federal and certain combined state income tax returns with Legg Mason, Inc. and files other separate state income tax returns. The Company's allocable share of federal and state income taxes and its separate state income taxes are recorded as a provision for income taxes and income taxes payable. The provision (benefit) for federal income taxes and state income taxes where combined returns are filed were determined as if the Company filed separate returns. The provision (benefit) for income taxes consists of:

Deferred income taxes are recorded to recognize the expected future obligation or benefit of temporary differences between the tax basis and financial reporting basis of assets and liabilities based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax assets are subject to a valuation allowance if it is more likely than not that a benefit will not be realized. At March 31, 2011, the Company had a net deferred income tax asset of $425,814.

The income tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:

Deferred income tax assets	
Accrued compensation and benefits	$ 83,842
Depreciation	443,087
State net operating loss carryforward [1]	35,941
	562,460
Less: valuation allowance	(10,242)
	552,218
Deferred income tax liabilities	
Prepaid expenses	(126,404)
	(126,404)
Net deferred income tax asset	$ 425,814

[1] The state net operating loss carryforward relates to the Company's allocated portion of state net operating losses due to combined filings with Legg Mason.

The Company has analyzed its tax positions taken on federal and state income tax returns for all open tax years and has concluded that there are no material uncertain tax positions which would require disclosure in the Company's financial statements. U.S. federal and the State of Florida are the Company's principle taxing jurisdictions and fiscal years since 2007 are open with each of these authorities.

5. Commitments and Contingencies

Under operating leases, with remaining noncancelable terms in excess of one year as of March 31, 2011, minimum aggregate annual rentals for office space are as follows:

Year Ending	
2012	$ 498,612
2013	519,724
2014	25,495
2015	17,454
2016	-
	$ 1,061,285

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2011, the Company has recorded no liabilities, and during the year then ended incurred no costs, with regard to this right.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

6. Related Party Transactions

The Company shares various assets with the investment advisor to the clients and the Company pays for those expenses. Other entities affiliated with Legg Mason also provide certain supporting administrative services to the Company that are reimbursable to these affiliated entities. The Company's financial condition may not be indicative of the financial condition of a stand-alone company.

In accordance with a formal revenue sharing agreement, Legg Mason is entitled to an annual distribution, payable quarterly, equal to a percentage of the combined revenues of the Company and an affiliate, as defined. The precise percentage used to determine the amount of this distribution will vary based on the total combined revenues received by the Company and the affiliate. Revenue not distributed to Legg Mason is used to pay the operating expenses of the Company and its affiliate. There were no amounts payable by the Company to Legg Mason for the year ended March 31, 2011 under the terms of the revenue sharing agreement.

7. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

8. Subsequent Events

The Company has evaluated subsequent transactions and events after the balance sheet date through May 18, 2011, the date on which these financial statements were issued, and except as already included in the notes to the financial statements, has determined that no additional items require disclosure.

MIX
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